Exhibit 99.1

ANNOUNCEMENT extraordinary general meeting mainz biomed n.v.

3 November 2022. Mainz Biomed N.V. announces that an extraordinary general meeting will be held at the offices of CMS, Atrium, Parnassusweg 737, 1077 DG Amsterdam, the Netherlands, on 14 December 2022 at 15.00 hours CET. The notice of meeting, agenda for the meeting and related documents and further information regarding the meeting have been made available on the Company’s website at https://www.mainzbiomed.com/investors.